Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

June 12, 2014

ITEM 3.	NEWS RELEASE

A news release was disseminated on June 12, 2014 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an increase in the estimated Inferred Mineral Resource at the Waterberg Joint Venture and adjacent Waterberg Extension to 29 Million ounces of platinum, palladium, rhodium and gold, (“4E”). Total inferred resources in the “T” and “F” layers are estimated at 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%,61%,1%,8% respectively, See Table 1). Included in the mineral resource estimate at Waterberg is the initial inferred resource estimate on the Waterberg Extension property of 6.8 million ounces (68.04 million tonnes grading 3.11 g/t 4E (0.93g/t Pt, 1.98 g/t Pd, 0.05 g/t Rh, 0.15 g/t Au, 30%, 64%, 2%, 4% respectively, See Table 3). The deposit has demonstrated good continuity and remains open along strike and at depth. Drilling is planned several kilometers north of the current estimate.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces an increase in the estimated Inferred Mineral Resource at the Waterberg Joint Venture and adjacent Waterberg Extension to 29 Million ounces of platinum, palladium, rhodium and gold, (“4E”). Total inferred resources in the “T” and “F” layers are estimated at 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%,61%,1%,8% respectively, See Table 1). Included in the mineral resource estimate at Waterberg is the initial inferred resource estimate on the Waterberg Extension property of 6.8 million ounces (68.04 million tonnes grading 3.11 g/t 4E (0.93g/t Pt, 1.98 g/t Pd, 0.05 g/t Rh, 0.15 g/t Au, 30%, 64%, 2%, 4% respectively, See Table 3). The deposit has demonstrated good continuity and remains open along strike and at depth. Drilling is planned several kilometers north of the current estimate.

The Waterberg deposit consists of discrete, layered and continuous PGM bearing layers starting at 140 metres from surface with a consistent westerly dip. The deposit has so far been drilled for approximately 10.4 kilometres northwards on strike. Geophysical surveys and drilling to date indicate the deposit remains open down dip and on strike to the northwest. The observed deposit layers are 2.75 to 60 metres thick and have well identified and modeled rock unit and geochemical markers. Drilling with 20 rigs continues at this time.

The Waterberg deposit stands apart from conventional Merensky Reef and UG2 Bushveld deposits as a result of its size, thickness, proximity to surface and the opportunity to add even further scale at shallow depths. The deposit is amenable to safe, efficient, large scale mechanized underground mining methods. The expanded mineral resources are in the same position and are of a similar type and grade to those that were the basis for mining methods and metallurgical recoveries in a Preliminary Economic Assessment “PEA”, by Independent Engineering firm Worley Parsons, announced February 14, 2014. (See the March 13, 2014 Technical Report Filed on www.Sedar.com) The updated deposit estimate reported here also includes an estimated 1.107 billion pounds of nickel and 616 million pounds of copper.

The PEA on the Waterberg Joint Venture deposit, based on the earlier, smaller 3E (platinum, palladium and gold) mineral resource announced September 3, 2013, projects that the Waterberg deposit will be one of the lowest cost PGM mines in the world. The estimated cost of production, inclusive of base metal credits, is $438 per 3E ounce. The preliminary economic assessment is preliminary in nature, in that it includes only inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The PEA was based on a fully mechanized mine plan with metallurgical recoveries from test work and it assumes that the Waterberg concentrate will be processed in a conventional, South African, PGM smelter. The Waterberg mine plan is for steady state production of 655,000 ounces 3E per year. The extended mineral resource announced today was not considered in the PEA.

Platinum Group Metals holds a 49.9% effective interest in the Waterberg Joint Venture and 87.0% of the Waterberg Extension property. Resources attributable to Platinum Group Metals’ interest total approximately 17 million 4E ounces as detailed below.

Included in today’s Inferred Mineral Resource is 219 million tonnes, grading 3.17 g/t 4E, (See Table 2) which has increased from 167 million tonnes, announced in September, 2013, on the 49.9% controlled Waterberg Joint Venture. The updated mineral resource estimate encompasses both the Joint Venture and the Extension areas to a depth of 1,250 metres. This is in line with other development stage PGM assets on the Northern Limb. The change in applicable cut-off depth for the deposit is the result of the very positive economics demonstrated in the PEA. Metal Prices for platinum, palladium and nickel have all moved higher than spot prices were at the time of the PEA, further indicating the robust potential.

Table 1 Waterberg Project Inferred Mineral Resource Estimate 12-Jun-14
	Strati- graphic Thick- ness (m)	Tonnage Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	PGE +Au* g/t	Pt:Pd:Rh:Au	PGE +Au* koz	Cu %	Ni %
T1 (Cut-off 2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10
F (Cut-off=2g/t)	2.75 to 60	232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:4	22,529	0.08	0.19
Waterberg Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18
			Pt	Pd	Rh	Au				Cu	Ni
Content		(koz)	8,652	17,741	341	2,350			kt	280	502
* The T-zone is reported as 2PGE +Au and the F-zone is reported as 3PGE +Au grade

Table 2 Waterberg JOGMEC JV 49.9% PLG/PTM Owned Inferred Mineral Resource Estimate 12-Jun-14
	Strati- graphic Thick- ness (m)	Tonnage Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	PGE +Au* g/t	Pt:Pd:Rh:Au	PGE +Au* koz	Cu %	Ni %
T1 (Cut-off 2g/t)	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:16	1,015	0.17	0.10
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10
F (Cut-off=2g/t)	2.75 to 60	164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:4	15,713	0.07	0.18
JOGMEC JV		218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16
			Pt	Pd	Rh	Au				Cu	Ni
Content		(koz)	6,605	13,407	239	2,018			kt	271	454
* The T-zone is reported as 2PGE +Au and the F-zone is reported as 3PGE +Au grade

Table 3 Waterberg Extension 87% PLG/PTM owned Inferred Mineral Resource Estimate 12-Jun-14
	Strati- graphic Thick- ness (m)	Tonnage Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	3PGE +Au g/t	Pt:Pd:Rh:Au	3PGE +Au koz	Cu %	Ni %
F (Cut-off=2g/t)	2.75 to 60	68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:4	6,802	0.11	0.23
			Pt	Pd	Rh	Au				Cu	Ni
Content		(koz)	2,043	4,325	102	331			kt	73	156
Totals reflected on these tables may not be exact because of rounding.

Platinum Group Metals is the operator of the Waterberg Joint Venture, which includes the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and a private empowerment partner. JOGMEC continues to fund its share of Joint Venture Expenditures. A potential sale of JOGMEC’s 37% share in the Joint Venture has been deferred while the larger resource is considered. Discussions are also underway with JOGMEC regarding possible synergies from an engineering perspective, if the Pre-feasibility now underway for the Waterberg Joint Venture, were to consider the total Inferred Mineral Resource. JOGMEC currently holds an interest only in the Waterberg Joint Venture. The deepest Waterberg Extension deposit extends to the west onto territory held by the Waterberg Joint Venture.

Resource Details

The Inferred Mineral Resource was estimated using 138 bore holes with a total of 363 pierce points including deflections. The resource estimate was undertaken by Coffey and a number of iterations were performed to confirm the validity of the estimate. The resource estimation was completed using an Inverse Distance Weighted to the Power 2 methodology and examined at various cut-off grades.

The previously merged F Zone has now been modelled as individual geological units FH1 to FH6 and FP, with minimum layer thicknesses of 3 metres and a maximum resource thickness of 60 metres. The three dimensional continuity confidence of the original modeled FH and FP zones has increased significantly as a result of the identification of geological units and geochemical markers that demarcate specific sill pulses or layers. The Geological Department at the University of the Witwatersrand has worked closely with the company on the geological understanding of the new Waterberg deposit. Further confirmation drilling with the objective of moving sections of the mineral resource into the Indicated category is in progress. The average thickness for the T layers was determined for zones that have distinct geological layer characteristics.

The F Zone is located consistently near the floor of the Bushveld Complex and is associated with olivine rich rocks. An area of F Zone related to an interpreted depression in the floor rocks where thickness of the mineralization is greater than 10 metres has been given the name “Super F”. The Super F regions generally correlate to embayments in the footwall geology.

Estimation Methodology

The estimate for the T Layer was based on cuts identified from examination of the borehole core. The cut selection was based on a combination of the stratigraphic position, a minimum thickness of 2 metres and the level of consistency between mother hole intersections and deflections. The estimation was restricted based on the tenement, geological interpretation of the extent of the T Layer and a maximum depth of 1,250 metres below surface. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

A geological model was developed in conjunction with PTM, based on the identified pulses or units for the F Zone. These units are characterised by specific geochemical signatures and lithological context. The F Zone estimation was undertaken on each of the identified geological units (FH1 to FH6 and FP) using a dynamic ellipse in 3D space. The F Zone geological units were constructed in CAE Strata3D modeling software. These geological units were independently estimated. The estimation was restricted based on the tenement, geological interpretation of the extent of the F Zone and a maximum depth of 1,250 metres below surface. The block size was selected as 100 metre x 100 metre x 3 metre (Northing, Easting, RL). A geological loss of 12.5% was also applied to the F Zone estimate on the Waterberg Joint Venture area and 12.5% up to 25% on part of the Waterberg Extension area. A grade tonnage curve was utilized with a grade cut off of 2g/t 3PGE+Au for mineral resource declaration.

Conference Call and Webcast

Platinum Group Metals will hold a conference call and webcast in conjunction with today's press release where senior management will discuss the contents of this press release and respond to any questions. The conference call and webcast will begin today, Thursday, June 12, 2014 at 7:00 am Pacific Standard Time / 10:00 am Eastern Standard Time. Investors are invited to access a live webcast of the conference call via a link on the home page of the Platinum Group Metals website at www.platinumgroupmetals.net.

The event will be archived and available for replay.

Conference Call and Webcast Details:

Date:	Thursday, June 12, 2014
Time:	7:00 am PDT / 10:00 am EDT
Webcast:	www.platinumgroupmetals.net
Dial in:	1-877-201-0168 or 647-788-4901
CONF #:	59826342

Qualified Person, Quality Control and Assurance

The independent Qualified Person (“QP”), under the definitions in NI 43-101, for this Press Release is Ken Lomberg of Coffey. He has a Master’s degree in engineering and has 29 years of relevant experience in precious metals and PGM evaluations. He has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times in 2013 and 2014. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under Prospecting Rights with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

Company Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release for the Company and the release has been approved by the Independent Qualified Person. The Company plans to file a technical report on www.sedar.com within the required time.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 (Maseve) platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President, CEO and Director

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the WBJV Project 1mine (Maseve), the Company’s ability to secure further financing, the Company’s plans with respect to future exploration at Waterberg, development and production on the Company’s projects including mine construction at WBJV Project 1 mine (Maseve), and all technical details of the Waterberg PEA. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward- looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM9.	DATE OF REPORT

June 12, 2014